FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

CARDERO RESOURCE CORP. (the “Issuer”)
Suite 2300, 1177 West Hastings Street
Vancouver, B.C.
V6E 2K3

Item 2.	Date of Material Change

August 6, 2013

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51- 102 with respect to the material change disclosed in this report is August 6, 2013. The press release was issued in Vancouver, British Columbia through the facilities of the Toronto Stock Exchange via Marketwire.

Item 4.	Summary of Material Change

The Issuer reports that they have secured financing to fund payment to the secured creditors.

Item 5.	Full Description of Material Change

The Issuer reports that it has arranged a USD 5,700,000 private placement of senior secured notes to pay certain outstanding indebtedness (the “Indebtedness”) to certain affiliates of Luxor Capital Group, LP. (collectively, “Luxor”), secured creditors of the Issuer.

The Issuer has settled final documentation, and anticipates closing today, a private placement (“Placement”) of senior secured notes (“Notes”) in the aggregate principal amount of USD 5,700,000 with entities (“Lenders”) controlled by Mr. Robert C. Kopple of Los Angles, California. The net proceeds of the Notes will be used to pay the Indebtedness owing to Luxor, which repayment is anticipated to be completed immediately following completion of the Placement.

Mr. Kopple is an experienced investor, businessman, and lawyer. He is a senior partner in a law firm based in Los Angeles, California; and he manages interests in real estate and operating companies. He has been an investor in the Issuer for some time. It is anticipated that Mr. Kopple will become a director of the Issuer in the near future.

USD 3,700,000 of the Notes will be due no later than December 31, 2013, while USD 2,000,000 of the Notes will be due in two years. Interest will accrue at the rate of 10% per annum, payable quarterly. The Notes will be secured by a general security agreement over the assets of the Issuer, as well as a specific pledge of the shares of Cardero Coal Ltd. (“CC”). CC will also provide a corporate guarantee. The Notes may be redeemed by the Issuer at any time at par plus accrued interest. Should there be a change of control of the Issuer or CC while the Notes remain outstanding, other than a change of control caused by the Lenders or their associates or affiliates, the holders of the Notes will have the right to put the Notes to the Issuer for an amount equal to 110% of par plus accrued interest.

As additional consideration for purchasing the Notes, the Lenders will be issued transferrable warrants to purchase an aggregate of 83,765,571 common shares of the Issuer (the “Warrants”). The Warrants have a term of seven years, and are exercisable at a price of $0.07. The Warrants, and any shares issuable on the exercise thereof, will be subject to a hold period in Canada of four months from the date of issuance, plus additional restrictions under United States securities laws. Assuming the full exercise of the Warrants, the Lenders, together with their associates and affiliates, would then hold approximately 43.74% of the Issuer’s then issued shares. As this exercise of Warrants represents a potential change of control, the Issuer has agreed to seek shareholder approval to the full exercise of the Warrants and potential change of control arising therefrom, and a change in the exercise price from $0.07 to the lower of $0.07 and the market price (determined in accordance with TSX rules) at the time of exercise, and will call a special meeting of shareholders within 60 days for such purposes. If the shareholders do not approve such potential change of control and revised exercise price, then the Lenders may demand repayment under the Notes, but will retain the Warrants. Absent shareholder approval, the exercise price will remain fixed at $0.07 and the Warrants may not be exercised if any such exercise would result in the holdings of the Lenders (and their associates or affiliates) going over 19.9% . In addition, the Warrants may not be exercised until approval to such exercise has been obtained from the NYSE MKT.

The Warrants will contain standard anti-dilution provisions. In addition, for so long as any of the Warrants remain outstanding and are held by a Lender, the Lenders will have the right to participate in all future equity financings undertaken by the Issuer as to their respective percentage equity holdings of the Issuer as if the Warrants then held by the Lenders were fully exercised, subject to receipt of any necessary regulatory approvals/acceptances.

The TSX has conditionally accepted the transaction for filing, subject to certain restrictions on the exercise of the Warrants until such time as the TSX has accepted Mr. Kopple as an insider and the shareholders have approved the potential change of control resulting from the full exercise of the Warrants, and the filing of final documentation. The NYSE MKT has not yet approved the exercise of the warrants and therefore any exercise thereof is subject to such approval having been obtained.

Closing of the Placement is subject to the execution of formal documentation. There is no assurance that the Placement will be completed on the terms set forth above or at all. The Placement is currently expected to close on August 7, 2013.

The Issuer has made application to the B.C. Supreme Court seeking relief from the acceleration of the Indebtedness to Luxor. By agreement, the hearing of the matter is presently set for Thursday, August 8, 2013, and Luxor has agreed not to take any action to enforce its security prior to 5 pm on that day.

About Carbon Creek

The Carbon Creek Metallurgical Coal Deposit is the Issuer’s flagship asset. Carbon Creek is an advanced metallurgical coal development project located in the Peace River Coal District of northeast British Columbia, Canada. The project has a current reserve of 121 million tonnes, included within a 468 million tonne measured and indicated resource, of ASTM Coal Rank mvB coal. Mineral resources are not mineral reserves and there is no assurance that any of the additional mineral resources that are not already classified as reserves will ultimately be reclassified as proven or probable reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability. Having completed acquisition of the project in June 2011, the Issuer released results of an independent preliminary economic assessment in December 2011, followed by a Prefeasibility Study (“PFS”) in September 2012. The PFS estimates an undiscounted cash flow of $2.2 billion, an NPV8 of $633 million, and an IRR of 24% (all on a post-tax, 75% basis).

For details with respect to the work done to date and the assumptions underlying the current resource and reserve estimates and prefeasibility study, see the technical report entitled “Technical Report, Prefeasibility Study of the Carbon Creek Coal Property, British Columbia, Canada” dated November 6, 2012 with an effective date of September 20, 2012 and available under the Issuer’s profile at www.sedar.com.

EurGeol Keith Henderson, PGeo, the Issuer’s Executive Vice President and a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information that forms the basis for the technical disclosure this material change report, and has approved the disclosure herein. Mr. Henderson is not independent of the Issuer, as he is an officer and shareholder.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements regarding the discovery and delineation of mineral deposits/resources/reserves, the terms of, closing and use of proceeds of the Placement, the potential appointment of Mr. Kopple to the Issuer’s board of directors, future developments related to Luxor, the potential for the making of a production decision to proceed with a mine at Carbon Creek, the potential commencement of any development of a mine at the Carbon Creek deposit following a production decision, the potential for any production from the Carbon Creek deposit, business and financing plans and business trends, are forward-looking statements. Information concerning mineral resource/reserve estimates and the economic analysis thereof contained in the prefeasibility study may also be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered, and the results of mining it, if a mineral deposit were developed and mined. Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market for, and pricing of, any mineral products the Issuer may produce or plan to produce, significant increases in the amount or cost of any of the machinery, equipment or supplies required to develop and operate a mine at Carbon Creek, a significant change in the availability or cost of the labor force required to operate a mine at Carbon Creek, significant increases in the cost of transportation for the Issuer’s products, the Issuer’s inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer’s inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies (including the use of a tug/barge to transport coal and the establishment and operation of a transload facility), and other risks and uncertainties disclosed in the Issuer’s 2013 Annual Information Form filed with certain securities commissions in Canada and the Issuer’s 2013 annual report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Issuer and filed with the appropriate regulatory agencies. All of the Issuer's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Issuer's mineral properties.

Cautionary Note Regarding References to Resources and Reserves

National Instrument 43 101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this material change report have been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM, and in the Geological Survey of Canada Paper 88-21 entitled “A Standardized Coal Resource/Reserve Reporting System for Canada” originally published in 1988 (the “GSC Paper”).

United States shareholders are cautioned that the requirements and terminology of NI 43-101, the CIM Standards and the GSC Paper differ significantly from the requirements and terminology of the SEC set forth in the SEC’s Industry Guide 7 (“SEC Industry Guide 7”). Accordingly, the Issuer’s disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to SEC Industry Guide 7. Without limiting the foregoing, while the terms “mineral resources”, “inferred mineral resources”, “indicated mineral resources” and “measured mineral resources” are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to SEC Industry Guide 7. Mineral resources which are not mineral reserves do not have demonstrated economic viability, and US investors are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility study or prefeasibility study, except in rare cases. The SEC normally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant “reserves” as in-place tonnage and grade without reference to unit amounts. In addition, the NI 43-101 and CIM Standards definition of a “reserve” differs from the definition in SEC Industry Guide 7. In SEC Industry Guide 7, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made, and a “final” or “bankable” feasibility study is required to report reserves, the three-year historical price is used in any reserve or cash flow analysis of designated reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

The securities described herein have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws. Such securities may not be offered or sold in the United States or to, or for the account or benefit of, a U.S. person, except pursuant to such registration or available exemptions therefrom. This material change report is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Henk van Alphen, President & CEO
Business Telephone No.: (604) 408-7488

Item 9.	Date of Report

August 7, 2013